Exhibit 99.1

Dejour Energy Reports Q3 2012 Revenue of $1.55 Million

Company Loses $0.009 Per Share in the Quarter

Remains on Schedule for Q4 Production Startup at Kokopelli

Vancouver, British Columbia, November 07, 2012 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced the release of its financial results for the third quarter period ended September 30, 2012.

Co-Chairman and CEO Robert Hodgkinson states, “Although production and resulting netbacks per BOE were impaired by an unanticipated 38% downtime at the Company’s key production well (A-1-I) at Woodrush BC during the quarter, we are pleased that:

1.	Dejour was on schedule to drill and case the lease earning well at our flagship 'liquids-rich' Kokopelli project and expect to mobilize completion and tie-in activities in the next few weeks.
2.	Dejour’s discovery well at our 77% owned 6000 acre South Rangely project is currently being prepared for tie-in to production facilities. Both of these events are milestones in the Company’s history, providing the first U.S. based production for Dejour.
3.	The production issues encountered at the Company’s Woodrush facility appear to have been substantially rectified and the injection rate of the waterflood has now resumed to amounts accretive to the stronger pre-defined production profile anticipated by the Company’s production team. The three Woodrush oil pool wells have now been operating at 98% time efficiency, to date in October.

Q3-2012 was a difficult quarter for the Company, where, in the U.S., NGL prices weakened, while natural prices rose off the lows experienced early in Q2 on Nymex, (but not in the Canadian market), adding encouragement to finalizing prudent project financing for the Company’s key projects. Additionally, higher product prices are now being encountered in Canada to date in Q4 as transportation bottlenecks seem to be diminishing.”

Q3 2012 Highlights

During the quarter, the Company achieved the following major objectives and also made significant progress on key strategic initiatives that resulted in:

1.      In September 2012, the Company added about 31,000 net acres to its current landholdings in northwestern Colorado through a restructuring of its US exploration joint venture.

2.      In September 2012, the Company successfully drilled the initial well in the Kokopelli Field. The well has been has been cased to total depth in preparation for completion operations, including perforating, fracturing and production tie-in are expected to be completed during the fourth quarter of 2012.

Near-Term Corporate Objectives

•	Continue to pressurize the waterflood to maximize oil production at the Woodrush Project;

•	Finalize the appropriate financing and development plan for Kokopelli;

•	Pursue oil and NGL commercialization opportunities at the Company’s South Rangely leasehold where the Company’s average WI is now 77%;

•	Arrange for the procurement of a 32,000 acre 3D survey over the Company’s 100% owned North Rangely prospect to isolate its deep objective prospectivity;

•	Analyze and pursue other high impact exploration opportunities.

Summary of Selected Financial Highlights

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Gross Revenues	1,552,000	2,947,000	5,251,000	6,347,000
Operating Cash Flow (1)	(751,000)	682,000	(1,714,000)	(71,000)
Operating Loss (1)	(1,372,000)	(48,000)	(4,088,000)	(2,042,000)
EBITDA (1)	(701,000)	1,341,000	85,000	627,000
Adjusted EBITDA (1)	(691,000)	948,000	(1,329,000)	712,000
Net Loss	(1,365,000)	(346,000)	(2,299,000)	(2,614,000)
Net loss per share	(0.009)	(0.003)	(0.017)	(0.022)

(1) A non-GAAP measure, which is defined in the “Non-GAAP Measures” section of this news release.

Summary of Selected Operational Highlights

DEAL Production and Netback Summary

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Production Volumes:
Oil and natural gas liquids (bbls/d)	181	327	200	217
Natural gas (mcf)	993	1,120	1,136	1,119
Total (BOE/d)	346	514	389	403

Average Price Received:
Oil and natural gas liquids ($/bbls)	79.66	85.37	82.35	87.47
Natural gas ($/mcf)	2.49	3.66	2.37	3.82
Total ($/BOE)	48.73	62.34	49.22	57.62

Royalties ($/BOE)	7.35	12.98	8.02	10.88

Operating and Transportation Expenses ($/BOE)	37.93	14.04	28.12	14.76

Netbacks ($/BOE)	3.45	35.31	13.08	31.97

Revenue

For the three months ended September 30, 2012 (“Q3 2012”), the Company recorded $1,552,000 in oil and natural gas sales as compared to $2,947,000 in oil and natural gas sales for the three months ended September 30, 2011 (“Q3 2011”). The decrease in gross revenues was due to lower realized oil and gas prices and lower production in the current quarter.

Operating and Transportation Expenses

Operating and transportation expenses include all costs associated with the production of oil and natural gas and the transportation of oil and natural gas to the processing plants.  The major components of operating expenses include labour, equipment maintenance, workovers, fuel and power.  Operating and transportation expenses for Q3 2012 increased to $1,209,000 from $664,000 for Q3 2011. The increase was due to the expenditures associated with a major workover on one of the oil producing wells, increased repairs and maintenance of oil wells, and higher waterflood activity.

Net Loss and Operating Loss

The Company’s net loss for the current quarter was $1,365,000 or $0.009 per share, compared to a net loss of $346,000 or $0.003 per share for the same quarter in 2011. The Company’s operating loss for the current quarter was $1,372,000, compared to $48,000 for Q3 2011. The increase in net loss and operating loss was primarily due to the reduction in revenues. This was partly offset by the decrease in finance costs.

Cash Balance and Bank Line of Credit

The Company had cash and cash equivalents of $3,026,000 as at September 30, 2012. In addition to the cash balance, the Company has an unused line of credit limit of $1.3 million from a Canadian Bank.

In September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”). The line of credit is at an interest rate of Prime + 1% (total 4% p.a. currently). In October 2012, the Company renewed the line of credit with the Canadian Bank. Per the amended agreement, the maximum amount of the line of credit is reduced to $6.9 million, including a letter of credit facility to a maximum of $600,000 for a maximum one year team. The availability of the line of credit is reduced by $100,000 per month commencing November 1, 2012. The next review date is scheduled on or before February 15, 2013, but subject to change at the discretion of the bank. As at September 30, 2012, a total of $5.7 million of this facility was utilized.

Selected Financial Highlights (See “Non-GAAP Measures” section below for explanations)

Operating Cash Flow

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Cash flows from (used in) operating activities - GAAP	(422,000)	602,000	(2,268,000)	(690,000)
Add: changes in non-cash operating working capital	(329,000)	80,000	554,000	619,000
Operating Cash Flow - Non-GAAP	(751,000)	682,000	(1,714,000)	(71,000)

Operating Netback

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Gross Revenues	1,552,000	2,947,000	5,251,000	6,347,000
Less: Royalties	(234,000)	(614,000)	(855,000)	(1,199,000)
Less: Operating and transportation	(1,209,000)	(664,000)	(3,001,000)	(1,642,000)
Operating Netback – Non-GAAP	109,000	1,669,000	1,395,000	3,506,000

Operating Loss

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Net loss	(1,365,000)	(346,000)	(2,299,000)	(2,614,000)
Add back (losses) and deduct gains:
Impairment losses	9,000	841,000	18,000	1,036,000
Change in fair value of warrant liability	(16,000)	(543,000)	(1,807,000)	(464,000)
Operating Loss – Non-GAAP	(1,372,000)	(48,000)	(4,088,000)	(2,042,000)

EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Net loss	(1,365,000)	(346,000)	(2,299,000)	(2,614,000)
Deferred tax recovery	-	-	-	(187,000)
Finance costs	67,000	270,000	400,000	795,000
Amortization, depletion and impairment losses	597,000	1,417,000	1,984,000	2,633,000
EBITDA – Non-GAAP	(701,000)	1,341,000	85,000	627,000

Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
EBITDA	(701,000)	1,341,000	85,000	627,000
Adjustments:
Stock-based compensation	26,000	150,000	393,000	549,000
Change in fair value of warrant liability	(16,000)	(543,000)	(1,807,000)	(464,000)
Adjusted EBITDA – Non-GAAP	(691,000)	948,000	(1,329,000)	712,000

Non-GAAP Measures: This news release contains references to non-GAAP measures as follows:

Operating Cash Flow is a non-GAAP measure defined as cash flow from operating activities before changes in non-cash operating working capital items.

Operating Netback is a non-GAAP measure defined as gross revenues less royalties and operating and transportation expenses.

Operating Loss is a non-GAAP measure defined as net loss excluding non-cash items that management believes affects the comparability of operating results. These items may include, but are not limited to, unrealized financial instrument gain (loss), impairment losses and impairment reversals, gain (loss) on divestitures, and change in fair value of financial instruments.

EBITDA is a non-GAAP measure defined as net loss before income tax expense, finance costs, and amortization, depletion and impairment losses.

Adjusted EBITDA excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Non-GAAP measures are commonly used in the oil and gas industry. Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP such as Operating Cash Flow, Operating Netback, Operating Loss, EBITDA and Adjusted EBITDA and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Consolidated Financial Statements

The Company’s consolidated financial statements and management discussion & Analysis (“MD&A”) for the nine months ended September 30, 2012 are available at the Company’s website at: http://www.dejour.com and http://www.sedar.com.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 131,000 net acres) and Peace River Arch regions (approximately 11,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the availability of funding for future projects, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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